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Date of Filing: October 11, 2002                             File No.: 070-09895


                                  CERTIFICATE

               Filed pursuant to Rule 24 under the Public Utility
                          Holding Company Act of 1935

                            CenterPoint Energy, Inc.
                              Utility Holding LLC

                              Name of Registrants


     Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, as amended, CenterPoint Energy, Inc. ("CenterPoint") certifies that on August 31, 2002 it consummated the Electric Restructuring as proposed in the Application/Declaration to the Commission on Form U-1 (File No. 70-9895) and authorized by order of the Commission in Public Utility Holding Company Act Release No. 27548, dated July 5, 2002. CenterPoint also certifies that the Electric Restructuring has been carried out in accordance with the terms and conditions of and for the purposes represented by the Application/Declaration and of the Commission's order with respect thereto.

     Because the transactions authorized in File No. 70-9895 will be consummated by several steps, the "past tense" opinion will be filed at the completion of the last step (expected to be the sale or distribution to shareholders of approximately 20% of the common stock of Texas Genco Holdings) as permitted by Instruction F(2) to Form U-1.


                                   SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, CenterPoint has caused this Certificate to be duly signed on its behalf in the City of Houston and State of Texas on the 10th day of September, 2002.


                                 CENTERPOINT ENERGY, INC.

                                 By: /s/ Rufus S. Scott
                                 ------------------------------------------
                                 Name:   Rufus S. Scott
                                 Title:  Vice President
                                         & Assistant Corporate Secretary